Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “Company”)

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE UNITED STATES SECURITIES EXCHANGE COMMISSION (“SEC”)

MiX shareholders are advised that the Company has on Friday, 26 June 2015, filed its U.S. annual report on Form
20-F with the SEC.

A copy of the annual report filed on Form 20-F with the SEC can viewed on the company’s website, www.mixtelematics.com under Investor Relations - SEC filings.

26 June 2015

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